UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-09764

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harman International Industries, Incorporated

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Harman International Industries, Incorporated

400 Atlantic Street, 15th Floor

Stamford, CT 06901

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

All other supplemental schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Harman International Industries, Incorporated

Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Harman International Industries, Incorporated Retirement Savings Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2011 and Schedule H, Line 4a – schedule of delinquent participant contributions for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California

June 22, 2012

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets:

Investments, at fair value:
Money market fund	$175,121	$484,835
Mutual funds	102,242,085	111,021,335
Commingled funds	30,129,395	27,371,413
Collective trust	50,420,204	48,584,462
Common stock	23,264,618	29,683,487

Total investments	206,231,423	217,145,532

Contributions receivable:
Participant	271,053	256,076
Employer	230,211	335,287

Total contributions receivable	501,264	591,363
Notes receivable from participants	3,325,632	2,866,919
Cash	110,445	4,540

Total assets	210,168,764	220,608,354

Liabilities:
Accrued expenses	58,000	48,000

Total liabilities	58,000	48,000

Net assets reflecting investments at fair value	210,110,764	220,560,354
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,663,706)	(2,630,256)

Net assets available for plan benefits	$208,447,058	$217,930,098

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Changes to net assets attributed to:

Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(9,364,743)	$22,903,075
Interest and dividends	3,996,910	3,897,151

Total investment (loss) income	(5,367,833)	26,800,226

Contributions:

Employer	7,347,548	7,979,493
Participant	9,030,844	9,137,222
Participant rollovers	778,028	1,029,112

Total contributions	17,156,420	18,145,827
Deductions:
Benefit payments	21,195,490	26,114,102
Administrative expenses	76,137	111,263

Total deductions	21,271,627	26,225,365

Net (decrease) increase	(9,483,040)	18,720,688
Net assets available for plan benefits:

Beginning of year	217,930,098	199,209,410

End of year	$208,447,058	$217,930,098

See accompanying Notes to Financial Statements.

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1) Description of the Plan

The following description of the Harman International Industries, Incorporated (the “Company” or the “Plan Sponsor”) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution savings and profit-sharing plan sponsored by the Company. Employees are eligible to join the Plan immediately as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)	Contributions

Participants in the Plan may contribute up to 50 percent of their pre-tax compensation, as defined by the Plan. Participants may change their deferral percentage at any time online. The Company may make annual basic contributions equal to three percent of the compensation paid to all eligible participants, and a matching contribution equal to 50 percent of the eligible participant’s pre-tax contribution percentage for each payroll period up to a maximum election of six percent per payroll period. In addition, the Company may make discretionary profit-sharing contributions to the Plan in an amount determined by the Company’s Board of Directors. For the years ended December 31, 2011 and 2010, the Board of Directors did not approve a profit-sharing contribution.

(c)	Excess Contributions

In order to satisfy the relevant non-discriminatory provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. There were no refundable contributions at December 31, 2011 and 2010.

(d)	Participant Account Balances

Separate accounts are maintained for each participant’s salary deferral, rollover, employer profit sharing, basic, and matching contribution balances. Earnings or losses of the Plan are allocated to participant account balances by investment fund on a daily basis according to the number of shares in the participant account balances. Company profit-sharing and basic contributions are allocated based on participant compensation. Company matching contributions are allocated based upon each participant’s compensation and tax-deferred contribution percentage.

(e)	Vesting

Participants are 100 percent vested in their salary deferral contribution, employer’s basic contribution and rollover contribution accounts, and become vested in profit-sharing and matching contributions at a rate of 25 percent for each year of service, beginning with the second year of service. A participant is 100 percent vested after five years of accredited service, upon reaching age 65, or upon death, or disability.

(f)	Investment Options

Plan participants direct contributions in any increment in any of the investment options. The options consist of the Company’s common stock, the Putnam Stable Value Fund, the Putnam Money Market Fund, 19 mutual funds and 11 commingled funds.

(g)	Notes Receivable from Participants

Participants are permitted to borrow from their accounts subject to limitations set forth in the Plan document. These loans are classified as Notes receivable in the Statements of Net Assets Available for Plan Benefits. The loans are generally payable for up to 5 years, except for loans to secure a private residence which can be payable up to 15 years and bear interest at an interest rate equal to the prime rate as published in the Wall Street Journal in effect on the first business day of the month in which the loan is issued, plus 2 percent. Principal and interest payments on the loans are deposited into the participants’ accounts, primarily through payroll deductions, based on their current investment allocation elections.

Participants may not have more than one loan outstanding at any one time and the balance of outstanding loans for any one individual cannot exceed $50,000 or 50 percent of their vested account balance. Loans are secured by the vested portion of a participant’s account balance. Upon a participant’s termination of employment, the balance of any outstanding loan must be repaid within 90 days or the unpaid loan balance will be deemed a distribution. The interest rate was 5.25 percent for all loans outstanding at December 31, 2011, with loans maturing at various dates through 2026.

(h)	Benefits

On separation from service or termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum distribution.

(i)	Forfeitures

All distributions from the Plan shall commence as soon as practicable after the participant’s termination date, and all unvested amounts shall be forfeited as of the date of distribution. Amounts provisionally forfeited will be restored if the participant returns to service prior to the occurrence of a 60 consecutive month period of separation. Amounts forfeited by Plan participants are used to reduce employer match contributions and to pay expenses of the Plan. At December 31, 2011 and 2010, forfeited nonvested accounts totaled $166,748 and $475,256, respectively. During 2011 and 2010, $50,150 and $90,366, respectively, were used to pay plan administrative expenses. During 2011 and 2010, forfeitures were used to reduce employer contribution by $426,873 and zero, respectively.

(j)	Interest and Penalties

If any interest and penalties are incurred by the Plan, they are required to be paid by the Plan Sponsor.

(2) Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements of the Plan have been presented on an accrual basis and present the net assets available for plan benefits as of December 31, 2011 and 2010 and changes in those net assets for the years then ended.

(b)	New Accounting Standards

Recently Adopted Accounting Pronouncements

Fair Value: In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), which primarily requires new disclosures related to the levels within the fair value hierarchy. ASU 2010-06 requires disclosure of significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and a separate presentation of information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, the guidance amends the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements, which are effective for reporting periods beginning after December 15, 2010. The Plan adopted the new guidance for the disclosures as required in the notes to the Plan’s financial statements effective January 1, 2010, except for the disclosures related to Level 3 fair value measurements, which were adopted effective January 1, 2011. The adoption of the new guidance did not have a material impact on the Plan’s financial statements.

Notes Receivable from Participants: In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”), which requires participant loans to be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as plan investments, and were subject to the fair value measurement and disclosure requirements of Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosure” (“ASC 820”). The Plan adopted ASU 2010-25 effective January 1, 2010. The adoption of ASU 2010-25 did not have a material impact on the Plan’s financial statements and as a result, participant loans have been reclassified from investments to notes receivable from participants in the Statements of Net Assets Available for Plan Benefits for all periods presented.

Recently Issued Accounting Pronouncements

Fair Value: In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS” (“ASU 2011-04”). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in accounting principles generally accepted in the United States of America (“GAAP”) and International Financial Reporting Standards (“IFRS”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS. The amendments are of two types: (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plan’s management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

(c)	Investment Valuation and Income Recognition

All investments are measured at fair value. Refer to Note 4 for further details related to the Plan’s valuation. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in fair value of investments includes plan gains and losses on investments bought and sold, as well as held during the year.

(d)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities, in the Statements of Net Assets Available for Plan Benefits and the additions and deductions in the Statements of Changes in Net Assets Available for Plan Benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Administrative Expenses

Administrative expenses are paid by the Plan, unless paid by the Plan Sponsor.

(g)	Risks and Uncertainties

The Plan provides for various investment options in a money market fund, mutual funds, common stock, commingled funds, and collective trusts. Investment securities are exposed to various risk factors such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

(h)	Concentration of Credit Risk

Investment in the common stock of the Company comprises approximately 11 percent and 14 percent of the Plan’s investments as of December 31, 2011 and 2010, respectively.

(3) Investments

Investments that represent 5 percent or more of the fair value of the Plan’s net assets are as follows:

Description	2011	2010
Putnam Stable Value Fund	$50,420,204	$48,584,462
Harman International Industries, Incorporated common stock	23,264,618	29,683,487
Mainstay Large Cap Growth Fund	18,136,657	19,859,888
American Europacific Growth Fund	13,343,017	17,794,279
Lord Abbett Small Cap Value Fund	11,311,337	12,989,537
Pimco Total Return Fund	10,854,641	12,050,840
Loomis Sayles Value Fund Y Class*	10,251,949	11,559,708
All other investments less than 5 percent	68,649,000	64,623,331

	$206,231,423	$217,145,532

*	Less than 5 percent in 2011, included for comparative purposes.

During the years ended December 31, 2011 and 2010, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, (depreciated) appreciated in value as follows:

	2011	2010
Mutual funds	$(4,523,728)	$12,320,235
Common stock	(4,095,203)	7,145,697
Commingled funds	(745,812)	3,437,143

Net (depreciation) appreciation in fair value of investments	$(9,364,743)	$22,903,075

(4) Fair Value Measurements

Accounting guidance for fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Observable inputs, such as unadjusted quoted market prices in active markets for the identical asset or liability.

Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly though market corroboration, for substantially the full term of the financial instruments, which include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability; and

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect the entity’s own assumptions in measuring the asset or liability at fair value.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Plan did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2011 or 2010.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Money Market Funds, Mutual Funds and Equity Securities

The fair value of money market funds, mutual funds and the Company’s common stock is determined by obtaining quoted prices on nationally recognized securities exchanges, which are generally classified within Level 1 of the fair value hierarchy.

Commingled Funds

The fair value of commingled funds is valued at the net asset value (“NAV”) of the units provided by the fund issuer. NAV for these funds represents the quoted price in a non-active market and as such these investments are classified within Level 2 of the fair value hierarchy. NAV is used as a practical expedient for fair value.

Collective Trust

The Putnam Stable Value Fund (the “Putnam Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions, security-backed investment contracts, separate accounts issued or wrapped by insurance companies, banks or other financial institutions, or externally managed stable value commingled investment funds (collectively, “Investment Contracts”). The Putnam Stable Value Fund may also invest in high-quality money market instruments or other similar short-term investments.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts. All wrapper contracts provide for a minimum interest crediting rate of zero. In the event that the interest crediting rate should fall to zero, and withdrawals from the contracts occur that exhaust the market value of the underlying portfolio that is being wrapped, the wrapper issuers will pay the Plan the shortfall needed in order to maintain the interest crediting rate of zero.

The Putnam Stable Value Fund is valued by Putnam Fiduciary Trust Company based on the unit values of the fund. Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation date. The collective trust has underlying investments in investment contracts which are valued at the estimated fair market value of the underlying investments and then adjusted by Putnam Fiduciary Trust Company to contract value. These investments are classified within Level 2 of the valuation hierarchy.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Putnam Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately 3 percent for the year ended December 31, 2011 and approximately 4 percent for the year ended December 31, 2010.

Investment contracts held in a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts held in this fund including a variety of investment contracts such as traditional GICs issued by insurance companies and other financial institutions and other investment products with similar characteristics. GICs are investment contracts in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from third parties that provide market value and cash flow risk protection to the Plan. These investment contracts are measured at fair value. The fair value of the fully benefit-responsive wrapper contracts is the replacement cost of these contracts. The GIC’s fair value represents the sum of the participant’s contributions, gains and losses on the underlying assets, participant’s withdrawals and administrative expenses. The statement of net assets available for plan benefits presents the fair value of these investment contracts as well as their adjustment from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Summary of Investments

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2011:

		As of December 31, 2011
Description	Total	Level 1	Level 2	Level 3
Money market fund	$175,121	$175,121	$—	$—
Mutual funds			—	—
Growth funds	43,290,936	43,290,936	—	—
Blend funds	26,535,316	26,535,316	—	—
Value funds	18,897,865	18,897,865	—	—
Intermediate-term bond funds	13,517,968	13,517,968	—	—
Harman International Industries, Incorporated common stock	23,264,618	23,264,618	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	30,129,395	—	30,129,395	—
Collective trust (1)	50,420,204	—	50,420,204	—

Total	$206,231,423	$125,681,824	$80,549,599	$—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $48,756,498 as of December 31, 2011.

There were no significant transfers between level 1 and level 2 during the plan period ended December 31, 2011.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2010:

		As of December 31, 2010
Description	Total	Level 1	Level 2	Level 3
Money market fund	$484,835	$484,835	$—	$—
Mutual funds			—	—
Growth funds	44,941,047	44,941,047	—	—
Blend funds	32,260,206	32,260,206	—	—
Value funds	19,877,663	19,877,663	—	—
Intermediate-term bond funds	13,942,419	13,942,419	—	—
Harman International Industries, Incorporated common stock	29,683,487	29,683,487	—	—
Commingled funds (blend of equity, fixed-income and short-term funds)	27,371,413	—	27,371,413	—
Collective trust (1)	48,584,462	—	48,584,462	—

Total	$217,145,532	$141,189,657	$75,955,875	$—

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for plan benefits) was $45,954,206 as of December 31, 2010.

There were no significant transfers between level 1 and level 2 during the plan period ended December 31, 2010.

(5) Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Mercer Trust Company and shares of common stock of the Company. Mercer Trust Company is the trustee and the Company is the Plan Sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(6) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer profit-sharing and matching contributions.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 13, 2009 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Under GAAP, plan management is required to evaluate tax positions taken by the Plan and recognize a tax asset or liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a tax asset or liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(8) Reconciliation of Financial Statements to Form 5500

Reconciliation of net assets available for plan benefits reported in the financial statements to the net assets reported on line 1(l) of Form 5500 Schedule H, Part I, as of December 31, 2011 and 2010, is presented below:

	2011	2010
Net assets available for plan benefits reported in the financial statements	$208,447,058	$217,930,098
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,663,706	2,630,256

Net assets available for plan benefits reported on Form 5500	$210,110,764	$220,560,354

Reconciliation of total investment (loss) income reported in the financial statements to earnings on investments reported on line 2(b) of Form 5500 Schedule H, Part II, as of December 31, 2011 and 2010, is presented below:

	2011	2010
Total investment (loss) income reported in the financial statements	$(5,367,833)	$26,800,226
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,663,706	2,630,256
Reversal of prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,630,256)	(2,399,606)

Total investment (loss) income reported on Form 5500	$(6,334,383)	$27,030,876

(9) Nonexempt Prohibited Transactions

For the year ended December 31, 2011 and 2010, the Company identified employee contributions totaling $4,446,404 and $4,776,389, respectively, that the Company failed to remit to the Plan’s trustee within the period prescribed by the Department of Labor Regulations. The Company deposited the late contributions, along with full restorative earnings of $2,345 and $9,999 to the participants for the plan year ended December 31, 2011 and 2010, respectively.

(10) Subsequent Event

On July 22, 2011, the Company and a wholly-owned subsidiary acquired all of the issued and outstanding equity interests of MWM Acoustics, a leading provider of high performance embedded acoustic solutions. On February 24, 2012, total assets of $2,069,786 were transferred into the Plan related to the merger of MWM Acoustic’s employee benefit plan into the Plan.

Schedule 1

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current Value
	Cash	$110,445
Putnam Management Company, Inc.*	Money Market Fund (175,121 shares)	175,121
	Mutual funds:
Invesco Aim Investment Services, Inc.	Invesco Small Cap Growth Fund (327,272 shares)	9,068,705
American Funds Service Company	American Europacific Growth Fund (380,251 shares)	13,343,017
Lord, Abbett & Co. LLC	Lord Abbett Small Cap Value Fund (377,296 shares)	11,311,337
Pacific Investment Management Company LLC	Pimco Total Return Fund (998,587 shares)	10,854,641
T. Rowe Price Associates, Inc.	T. Rowe Price Blue Chip Growth Fund (168,754 shares)	6,522,324
Prudential	Prudential Jennison Mid-Cap Growth Fund Class Z (36,640 shares)	1,055,236
AIM International	Invesco International Growth Fund Institutional Class (24,446 shares)	626,067
Harbor	Harbor International Fund (12,431 shares)	651,998
Neuberger Berman	Neuberger Berman Mid Cap Growth Fund (75,371 shares)	827,571
Loomis Sayles	Loomis Sayles Value Fund Y Class (575,629 shares)	10,251,949
Vanguard	Vanguard Total Bond Market Index Fund (242,121 shares)	2,663,327
Perkins	Perkins Mid Cap Value Fund Class J (49,192 shares)	993,196
Mainstay	Mainstay Large Cap Growth Fund (2,652,298 shares)	18,136,657
The Vanguard Group, Inc.	Vanguard Windsor II Fund Admiral Shares (123,109 shares)	5,632,231
Victory	Victory Small Company Opportunity Fund (20,397 shares)	618,838
Artisan	Artisan Mid Cap Value Fund Investor Class (71,150 shares)	1,401,651
The Vanguard Group, Inc.	Vanguard Institutional Index Fund (58,140 shares)	6,688,402
Van Kampen	Invesco Van Kampen Small Cap Growth Fund I Class (37,344 shares)	365,974
The Vanguard Group, Inc.	Vanguard Extended Market Index Fund Investors (31,240 shares)	1,228,964
	Commingled funds:
Pyramis	Pyramis Core Lifecycle 2000 Commingled Pool Fund (5,453 shares)	57,044
Pyramis	Pyramis Core Lifecycle 2005 Commingled Pool Fund (15,859 shares)	163,978
Pyramis	Pyramis Core Lifecycle 2010 Commingled Pool Fund (115,764 shares)	1,207,413
Pyramis	Pyramis Core Lifecycle 2015 Commingled Pool Fund (199,280 shares)	2,038,638
Pyramis	Pyramis Core Lifecycle 2020 Commingled Pool Fund (495,318 shares)	4,819,444
Pyramis	Pyramis Core Lifecycle 2025 Commingled Pool Fund (565,463 shares)	5,422,793
Pyramis	Pyramis Core Lifecycle 2030 Commingled Pool Fund (583,410 shares)	5,303,200
Pyramis	Pyramis Core Lifecycle 2035 Commingled Pool Fund (638,853 shares)	5,724,119
Pyramis	Pyramis Core Lifecycle 2040 Commingled Pool Fund (344,303 shares)	3,029,870
Pyramis	Pyramis Core Lifecycle 2045 Commingled Pool Fund (186,985 shares)	1,641,731
Pyramis	Pyramis Core Lifecycle 2050 Commingled Pool Fund (83,565 shares)	721,165

Identity of issuer, borrower, or similar party	Description of investment, including maturity date, rate of interest, par, or maturity value	Current Value
	Collective trust:
Putnam Management Company, Inc.*	Putnam Stable Value Fund – invested in contracts with various companies, with various maturity dates and interest rates ranging from 0.03 percent to 5.91 percent (48,756,498 units)	50,420,204
Harman International Industries, Incorporated*	Common stock: (611,583 shares)	23,264,618
	Participant loans:
	Interest rate of 5.25 percent, maturing through September 2026	3,325,632

Total investments		209,557,055

Total assets held at end of year		$209,667,500

*	Party-in-interest

See accompanying report of independent registered public accounting firm.

Schedule 2

HARMAN INTERNATIONAL INDUSTRIES, INCORPORATED

RETIREMENT SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year ended December 31, 2011

	mmmmmmmm	mmmmmmmm	mmmmmmmm	mmmmmmmm
Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan: Check if Loans are Included ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$ 9,222,793	4,446,404	4,776,389	—	$—

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harman International Industries, Incorporated Retirement Savings Plan

Date: June 22, 2012	By:	/S/ LORI LAMPMAN
Lori Lampman
Vice President, Corporate Human Resources and Global Rewards